Exhibit 21.1

SmartHeat Inc. and subsidiaries as of December 31, 2013

Subsidiary Name	Jurisdiction of Incorporation	Percentage Owned

Heat HP Inc.	Nevada, United States	100%
*SmartHeat (China) Investment Co., Ltd.	People’s Republic of China	100%
*SmartHeat (Shanghai) Trading Co., Ltd.	People’s Republic of China	100%
*SmartHeat (Shenyang) Heat Pump Technology Co., Ltd.	People’s Republic of China	98.8%	(1)
*Beijing SmartHeat Jinhui Energy Technology Co., Ltd	People’s Republic of China	52%	(2)

* Indicates subsidiary of a subsidiary.

(1)
We hold through 98.8% of the equity interest in SmartHeat Pump, with the remaining 1.2% of the equity interest held by Shenyang Economic and Technological Development Zone State-owned Assets Management Co., Ltd.

(2)	We control 52% of Jinhui pursuant to a joint venture agreement entered into with the minority owner, Beijing Jun Tai Heng Rui Investment Consultancy Co. Ltd.